Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nano Dimension Ltd.:

We consent to the use of our report incorporated by reference herein.

Our report dated March 9, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a lack of sufficient resources which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to a change to the method of accounting for leases.

/s/Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel

August 26, 2020